[redacted]

12013954

AP 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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AP 3/16

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MTL Equity Products, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Jorie Boulevard
(No. and Street)

Oak Brook (City) **Illinois** (State) **60522-9006** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Thompson **(630) 684-5383**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 North Wacker Drive (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/12

OATH OR AFFIRMATION

I, **Gregory Thompson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **MTL Equity Products, Inc.**, as of **December 31**, 20 **11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Financial Operations Principal

Title

Notary Public

OFFICIAL SEAL
JACQUELINE K MCCALEB
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/27/15

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Separately bound as per Rule 17a-5(e)(4))
- ☒ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

MTL Equity Products, Inc.
Year Ended December 31, 2011
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

MTL Equity Products, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Board of Directors
MTL Equity Products, Inc.

We have audited the accompanying statement of financial condition of MTL Equity Products, Inc. (a wholly owned subsidiary of MTL Holdings, Inc.) (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTL Equity Products, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 22, 2012

1202-1332878

MTL Equity Products, Inc.

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	626,455
Commissions receivable		129,940
Agent balances receivable		2,883
Prepaid expenses		39,768
Investment – common stock *(Note 1)*		36,765
Broker deposit		25,000
Total assets	$	860,811
Liabilities and stockholder's equity		
Due to MTL Insurance Company	$	261,290
Commissions payable		103,952
Other accounts payable and accrued liabilities		8,477
Deferred income taxes		5,836
Total liabilities		379,555
Stockholder's equity:		
Common stock, $1 par value:		
Authorized – 1,000 shares; issued and outstanding – 360 shares (owned by MTL Holdings, Inc.)		360
Additional paid-in capital		359,640
Retained earnings		121,256
Total stockholder's equity		481,256
Total liabilities and stockholder's equity	$	860,811

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Operations

Year Ended December 31, 2011

Revenues	
Commissions:	
Mutual fund sales	$ 1,256,432
Variable annuity and variable life sales	1,421,901
Securities sales	120,229
Equity indexed funds	18,214
Fixed annuity income	13,658
Other income	20,813
	2,851,247
Expenses	
Commissions	2,272,238
Other general and administrative expenses	213,909
	2,486,147
Income before income taxes	365,100
Income taxes:	
Current	125,143
Deferred	398
Total income taxes	125,541
Net income	$ 239,559

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balance at January 1, 2011	$ 360	$ 359,640	$ (3,303)	$ 356,697
Net income	–	–	239,559	239,559
Dividend paid to parent	–	–	(115,000)	(115,000)
Balance at December 31, 2011	$ 360	$ 359,640	$ 121,256	$ 481,256

See accompanying notes to financial statements

MTL Equity Products, Inc.

Statement of Cash Flows

Year Ended December 31, 2011

Operating activities	
Net income	$ 239,559
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables	(68,335)
Increase in prepaid expenses	(5,883)
Change in unrealized gain on investment	(1,170)
Decrease in due to MTL Insurance Company	(44,706)
Increase in other liabilities	37,469
Net cash provided by operating activities	156,934
Financing activities	
Dividend paid to parent	(115,000)
Net increase in cash and cash equivalents	41,934
Cash and cash equivalents at beginning of year	584,521
Cash and cash equivalents at end of year	$ 626,455
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 129,922

See accompanying notes to financial statements.

1. Nature of Operations and Significant Accounting Policies

Organization

MTL Equity Products, Inc. (the Company) was incorporated in 1984 to act as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and securities products. The Company is a wholly owned subsidiary of MTL Holdings, Inc., which, in turn, is a wholly owned subsidiary of Mutual Trust Holding Company.

The Company is primarily involved in the sale of mutual funds and variable annuities with 74% of total mutual fund sales placed with the American Funds, Franklin Templeton Distributors, Putnam Funds, and Alliance Bernstein Funds and mutual funds held in a brokerage account at Mesirow Financial, Inc. and 69% of total variable annuities placed with Jackson National, Prudential, Hartford, Pacific Life, and ING during 2011. Approximately 62% of the Company's 2011 business was transacted in Illinois, Nevada, and Ohio. Additionally, five registered representatives produced 30% of the total revenue in 2011.

Certain companies require that some fixed annuity products be sold by registered representatives and offered through broker/dealer firms and, as such, the Company also offers fixed annuity products for these insurance companies.

Since 2008, the Company has required that equity indexed annuities (EIAs) be sold by registered representatives. The Company works with several Field Marketing Organizations to determine suitable products and to provide access and service in selling EIAs.

The Company clears its securities transactions on a fully disclosed basis through Mesirow Financial, Inc. (the clearing broker).

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions

Commission revenue is earned on a trade-date basis as transactions occur. Commission expense is recorded commensurate with the earning of commission revenue.

1. Nature of Operations and Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Investments

The Company owns NASDAQ common stock purchased through a private offering. The common stock is carried at fair value, which is determined using an independent pricing source. Unrealized gains or losses are recognized in other income. The Company's investment in NASDAQ common stock is a Level 1 security as valuation is determined using an unadjusted quoted price.

Subsequent Events

Subsequent events have been evaluated as of February 22, 2012. The financial statements for MTL Equity Products, Inc. were available to be issued on February 22, 2012.

Adoption of Recently Issued Accounting Pronouncements

Improving Disclosures About Fair Value Measurements

In May 2011, the Financial Accounting Standards Board issued guidance to align the principles for fair value measurements and related disclosure requirements under GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The guidance is not intended to result in a change in the application of the requirements in the fair value accounting guidance. The guidance is effective for fiscal years beginning after December 15, 2011. Therefore, the Company is required to adopt this guidance on January 1, 2012. The amendments are to be applied prospectively. The Company is currently assessing the impact of the adoption of this new guidance, but does not anticipate any material impact on its financial statements.

2. Income Taxes

The Company is included in the consolidated federal income tax return and combined state income tax return filed by Mutual Trust Holding Company. Federal and state taxes have been provided for in these financial statements on a separate entity basis at the effective tax rate of the Company. The difference between the effective tax rate and the statutory tax rate is due to nondeductible expenses.

The Company has a deferred tax liability at December 31, 2011, relating to the temporary difference in unrealized gains on investments.

There were no unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2011. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2011, the Company had no accrued interest and penalties related to unrecognized tax benefits.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At December 31, 2011, the Company had net capital of $433,090, exceeding the requirements by $383,090. At December 31, 2011, the ratio of aggregate indebtedness to net capital was .88 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

4. Related-Party Transactions

The Company entered into a services agreement with MTL Insurance Corporation (MTLIC) as of July 1, 2008, whereas MTLIC will pay certain expenses on behalf of the Company in exchange for the broker-dealer services that the Company makes available to MTLIC's agents. Expenses include payroll and benefits expenses for employees of the Company, certain professional expenses, and certain shared expenses allocated to the Company by any entity which directly or indirectly controls both the Company and MTLIC. Such expenses were $332,431 in 2011.

4. Related-Party Transactions (continued)

At December 31, 2011, the Company owed MTLIC $261,290, which includes certain of the aforementioned shared expenses, as well as all other payments made by MTLIC on behalf of the Company.

5. Transactions with Customers

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2011, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Commitments and Contingencies

The Company is occasionally a defendant in various legal actions. At December 31, 2011, there were no commitments or contingencies related to legal actions.

Supplemental Information

MTL Equity Products, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2011

Aggregate indebtedness	
Total liabilities	$ 379,555
Net capital	
Stockholder's equity	$ 481,256
Less nonallowable assets:	
Prepaid expenses	(39,768)
Nonallowable receivables	(2,883)
Total nonallowable assets	(42,651)
Net capital before haircuts	438,605
Haircuts on common stock	(5,515)
Net capital	$ 444,120
Capital requirements	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $50,000)	$ 50,000
Net capital in excess of requirement	394,120
Net capital as above	$ 444,120
Ratio of aggregate indebtedness to net capital	0.88 to 1

MTL Equity Products, Inc.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

ERNST & YOUNG

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
MTL Equity Products, Inc.

In planning and performing our audit of the financial statements of MTL Equity Products, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2012

Ernst & Young LLP

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